FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Reclam Chooses Magic Software’s iBOLT Integration Platform

PRESS RELEASE

Reclam Chooses Magic Software’s iBOLT Integration Platform

Reclam is using iBOLT to integrate a custom-built application with SAP® Business One and enable real-time data sharing between 70 branches

Or Yehuda, Israel, June 9, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile, cloud, and on-premise application platforms and business integration solutions, today announced that the New Reclamation Group (Pty) Ltd. (Reclam) has concluded a successful engagement with Magix Integration (Pty) Ltd., Magic Software’s South African branch, to develop and implement a solution to integrate a custom-built application with its new, centralized implementation of the SAP® Business One application. The solution implements Magic Software’s iBOLT integration platform, which enables simple and reliable integration of disparate systems and databases.

Reclam is using iBOLT to integrate its newly installed system, running SAP Business One with a customized Yard Management System (YMS) to enable each of its 70 branches to accurately record the details of materials brought into the company and their processing through to resale. This information is used by Reclam to keep accurate logs of all its transactions on a daily basis, and enables tracking of any material to its original point of entry into the company. The iBOLT-based solution has fully automated the system, eliminating the need for human intervention and eradicating human error.

“Reclam management sought to improve the visibility of information and control across the Group, as well as to drive out inefficiencies and inaccuracies due to disparate, non-standardized management information systems,” said Steven Friedman, Chief Information Officer at Reclam. “An integrated solution that spans the entire Group now provides management with the accurate and timely information it needs to make the right business decisions. The integration between the Yard Management System and SAP Business One was, therefore, a critical element of the project.”

“In this project, iBOLT provided an excellent solution for Reclam, and clearly demonstrated its value as a comprehensive integration platform for business applications and data management systems,” said Hedley Hurwitz, Managing Director of Magix Integration (Pty) Ltd., Magic Software’s South African branch. “We believe that the success of this project will enhance Magic Software’s reputation in South Africa, and will lead to many more opportunities to strengthen our presence in the region.”

About Reclam

Reclam is a South African producer of recycled ferrous and non-ferrous metal products, as well as recycled paper, cardboard, glass and plastic products. The company has a large operational reach, with more than 70 collection and processing facilities strategically located throughout Southern Africa. Reclam typically collects, processes and delivers in excess of 1½ million tons of recycled products each year. For more information, visit http://www.reclam.co.za/

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile, cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

SAP and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries.

All other product and service names mentioned are the trademarks of their respective companies.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

Hedley Hurwitz

Magix Integration

Tel: (+27) (011) 258-4442

Mobile: (+27) 82-779-4604

E-Mail: hedleyh@magix.co.za

Steven Friedman

Reclam

Tel: (+27) (011) 880 6410

E-Mail: sfriedman@reclam.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Reclam Chooses Magic Software’s iBOLT Integration Platform

Exhibit 10.1